UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2009

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc
Date:	21 October 2009
To:	London Stock Exchange
cc:	JSE Limited New York Stock Exchange
For Release:	Immediately
Contact:	Elizabeth Hobley +44 (0) 20 7802 4054
BHP Billiton Plc - Annual Information Update

BHP Billiton Plc ('the Company') announces that, in accordance with the requirements of Prospectus Rule 5.2, the information set out in Appendix 1 to this Update has been published or made available to the public over the twelve months to 21 October 2009 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. This Update is made pursuant to Prospectus Rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this Update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111
Members of the BHP Billiton group which is headquartered in Australia

APPENDIX 1

1.    Regulatory announcements

The following announcements were made via a Regulatory Information Service on the dates indicated.  Copies of these announcements can be viewed on the London Stock Exchange's (LSE) website at www.londonstockexchange.co.uk under code BLT and on the Company's website at www.bhpbilliton.com.

The Company has a secondary listing on JSE Limited (JSE) and the Company's ADRs are listed on the New York Stock Exchange (NYSE). The announcements were also submitted to the JSE's Stock Exchange News Service (SENS) and the US Securities and Exchange Commission (SEC), consequently copies may also be viewed at the JSE's website at www.jse.co.za under code BIBLT and the SEC's website at www.sec.gov under code BBL.

Date of publication	Description	LSE	NYSE	JSE	SEC
29/10/2008	BHP Billiton Aluminium Presentation - Aus Site Visit	x	x	x	x
30/10/2008	BHP Billiton Worsley Presentation - Aus Site Visit	x	x	x	x
31/10/2008	BHP Billiton Olympic Dam Presentation - Aus Site Visit	x	x	x	x
31/10/2008	BHP Billiton Plc - Annual Information Update	x	x	x	x
03/11/2008	BHP Billiton Plc - Transactions Rule 8.1 Announcement (re BHP Billiton Limited)	x		x	x
07/11/2008	BHP Billiton Plc - Transactions Rule 8.1 Announcement (re BHP Billiton Limited)	x		x	x
17/11/2008	BHP Billiton announces Andrew Mackenzie starts as Group Executive and Chief Executive Non Ferrous	x	x	x	x
19/11/2008	BHP Billiton Plc - Transactions Rule 8.1 Announcement (re BHP Billiton Limited)	x		x	x
25/11/2008	Rio Tinto Offers No Longer in the Best Interests of BHP Billiton Shareholders	x	x	x	x
25/11/2008	BHP Billiton Approves Major Capacity Expansion at Western Australia Iron Ore	x	x	x	x
25/11/2008	Impairment of Ravensthorpe and Yabulu Nickel Operations	x	x	x	x
25/11/2008	BHP Billiton - Olympic Dam Site Presentation	x	x	x	x
24/11/2008	BHP Billiton Plc - Transactions Rule 8.1 Announcement (re BHP Billiton Plc)	x		x	x
25/11/2008	BHP Billiton Plc - Transactions Rule 8.1 Announcement (re BHP Billiton Limited)	x		x	x
27/11/2008	BHP Billiton offer for Rio Tinto Lapses	x	x	x	x
27/11/2008	BHP Billiton Limited AGM 2008 - Speeches	x	x	x	x
27/11/2008	BHP Billiton Limited AGM 2008 - Presentation	x	x	x	x
28/11/2008	Results of BHP Billiton AGMs for 2008	x	x	x	x
28/11/2008	BHP Billiton announces Appointment of Hubie van Dalsen as President Met. Coal	x	x	x	x
02/12/2008	Notification of change of interests - M Randolph	x	x	x	x
02/12/2008	Notification of change of interests - A Vanselow	x	x	x	x
02/12/2008	Notification of change of interests - K Wood	x	x	x	x
03/12/2008	Notification of change of interests - A Mackenzie	x	x	x	x
03/12/2008	BHP Billiton announces Samancor Manganese Production Reduction	x	x	x	x
05/12/2008	Notification of change of interests - A Mackenzie	x	x	x	x
09/12/2008	Notification of change of interests - A Mackenzie	x	x	x	x
09/12/2008	Notification of change of Director's interests - K Rumble	x	x	x	x
10/12/2008	Notification of change of interests - A Mackenzie	x	x	x	x
10/12/2008	Notification of change of interests - JM Yeager	x	x	x	x
10/12/2008	Notification of change of interests - A Calderon	x	x	x	x
10/12/2008	Notification of change of Director's interests - M Kloppers	x	x	x	x
10/12/2008	Notification of change of interests - A Vanselow	x	x	x	x
10/12/2008	Notification of change of interests - K Wood	x	x	x	x
10/12/2008	Notification of change of interests - M Randolph	x	x	x	x
10/12/2008	BHP Billiton Limited Amended Constitution	x	x	x	x
18/12/2008	BHP Billiton Chairman's Letter	x	x	x	x
06/01/2009	Notification of change of Director's interests - M Kloppers	x	x	x	x
21/01/2009	Changes to BHP Billiton's Nickel Business	x	x	x	x
21/01/2009	BHP Billiton Production Report for the Half Year Ended 31 December 2008	x	x	x	x
21/01/2009	BHP Billiton Quarterly Report on Exploration and Development - 31 December 2008	x	x	x	x
04/02/2009	BHP Billiton Results for the Half Year Ended 31 December 2008	x	x	x	x
09/02/2009	Notification of change of interests - JM Yeager	x	x	x	x
19/03/2009	BHP Billiton Prices US$3.25 billion Bond	x	x	x	x
19/03/2009	Lodgement of Form 6-K with the United States SEC	x	x	x	x
26/03/2009	BHP Billiton Prices Eur2,250 million Euro Bonds	x	x	x	x
31/03/2009	Change in Managerial Interest	x	x	x	x
01/04/2009	Change of Director's Interest Notice	x	x	x	x
22/04/2009	BHP Billiton Production Report for the Nine Months Ended 31 March 2009	x	x	x	x
22/04/2009	BHP Billiton Quarterly Report on Exploration and Development - 31 March 2009	x	x	x	x
26/05/2009	Notice of Dividend and AGM Dates	x	x	x	x
05/06/2009	Rio Tinto & BHP Billiton announce WA Iron Ore Production JV	x	x	x	x
09/06/2009	2009 Final Dividend Dates	x		x	x
09/06/2009	Change of Director's Interest Notice - M Kloppers	x	x	x	x
10/06/2009	Metallurgical Coal Price Negotiations Update	x	x	x	x
16/06/2009	Change in Managerial Interest - K Wood	x	x	x	x
16/06/2009	Change in Managerial Interest - M Randolph	x	x	x	x
18/06/2009	BHP Billiton Board Appointment	x	x	x	x
23/06/2009	Change of Director's Interest Notice - G de Planque	x	x	x	x
24/06/2009	Notification of Initial Interest of Director - W Murdy	x	x	x	x
01/07/2009	Change of Director's Interest Notice - M Kloppers	x	x	x	x
03/07/2009	Sale of Yabulu Nickel Refinery, Queensland	x	x	x	x
22/07/2009	BHP Billiton Production Report for the year ended 30 June 2009	x	x	x	x
22/07/2009	BHP Billiton Exploration and Development Report for the Quarter ended 30 June 2009	x	x	x	x
29/07/2009	Update on Iron Ore Price Negotiations	x	x	x	x
04/08/2009	Jac Nasser to be BHP Billiton Chairman	x	x	x	x
12/08/2009	BHP Billiton Preliminary Results for the Year Ended 30 June 2009	x	x	x	x
17/08/2009	Change in Managerial Interest - A Calderon	x	x	x	x
17/08/2009	Change in Managerial Interest - A Vanselow	x	x	x	x
17/08/2009	Change in Managerial Interest - K Wood	x	x	x	x
17/08/2009	Change in Managerial Interest - M Randolph	x	x	x	x
17/08/2009	Change in Director's Interest - M Kloppers	x	x	x	x
17/08/2009	Change in Managerial Interest - J Michael Yeager	x	x	x	x
28/08/2009	Notice of Dividend Currency Exchange Rate (SA Rand only)	x		x	x
07/09/2009	Notice of Dividend Currency Exchange Rates	x	x	x	x
15/09/2009	Form 20-F (BHP Billiton's US Annual Report)	x	x	x	x
23/09/2009	BHP Billiton Plc - UK Listing Authority Submissions	x		x	x
23/09/2009	BHP Billiton Summary Review 2009		x		x
23/09/2009	BHP Billiton Annual Report 2009		x		x
23/09/2009	BHP Billiton Plc - Notice of Meeting 2009				x
23/09/2009	BHP Billiton Plc - Proxy (UK) 2009				x
23/09/2009	BHP Billiton Sustainability Summary Report 2009		x		x
23/09/2009	Notice of Interim Dividend	x	x	x	x
23/09/2009	Change in Director's Interest - M Kloppers	x	x	x	x
02/10/2009	Change in Director's Interest - M Kloppers	x	x	x	x
15/10/2009	BHP Billiton & Rio Tinto Update on Iron Ore Production JV	x	x	x	x
21/10/2009	BHP Billiton Production Report for Quarter Ended 30 Sept 2009	x	x	x	x
21/10/2009	BHP Billiton Exploration and Development Report for the Quarter ended 30 Sept 2009	x	x	x	x

2.    Documents filed with the Registrar of Companies

The following documents were filed at Companies House on the dates indicated. Copies of these documents may also be obtained by application to Companies House, Crown Way, Maindy, Cardiff CF14 3UZ, via email to enquiries@companies-house.gov.uk, or if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk
Date of publication	Description
21/11/2008	Form 169 (1B) x 8 - Return by public company purchasing its own shares and holding in treasury
19/12/2008	Group Accounts to 30 June 2008
22/12/2008	Resolution - Authorised allotment of shares and debentures
07/02/2009	Form 169A (2) x 10 - Return by a public company cancelling or selling shares from treasury
27/02/2009	Form 288a - Secretary Appointed: Geofrey Peter Stapledon
21/05/2009	Form 288c - Change of Secretary's Particulars: Elizabeth Hobley
26/06/2009	Interim Accounts made up to 31 May 2009
13/08/2009	Form 363a - 2009 Annual Return
14/08/2009	Form 288a - Director Appointed: Wayne William Murdy
06/10/2009	Forms AD02 and AD03 - Notification of single alternative inspection location (SAIL) and change of location of company records to the SAIL

3.  Documents filed with the Financial Services Authority

Copies of the following documents were filed with the Financial Services Authority on the dates indicated.  These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.

Date of filing	Description
19/03/2009	Form 6-K (filed with the United States Securities and Exchange Commission)
15/09/2008	2009 US Annual Report (Form 20-F)
23/09/2009	2009 Annual Report, Summary Review, Sustainability Summary Report, Notice of AGM and Proxies

4. Documents filed at the Securities and Exchange Commission (SEC)

The Company has filed a number of documents with SEC, as listed in 1. In addition, Form 20-F for the year ended 30 June 2009 was filed on with the SEC on 14 September 2009. These documents may be viewed on the SEC's website at www.sec.gov

Copies of the 2009 Annual Reports, the Annual General Meeting documentation and 2009 Form 20-F can be found on the Company's website www.bhpbilliton.com

For further information, please contact Elizabeth Hobley, Deputy Company Secretary, at the registered address (set out above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: October 21 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary